Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Charter Communications, Inc.:

We consent to the incorporation by reference in the registration statement on this Form S-8, regarding the Liberty Broadband Corporation Transitional Stock Adjustment Plan, of our report dated February 20, 2014, with respect to the consolidated balance sheets of Charter Communications, Inc. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in Amendment No. 3 to Liberty Broadband Corporation’s registration statement on Form S-1 (File No. 333-197619) filed on October 23, 2014.

/s/ KPMG LLP

St. Louis, Missouri
November 21, 2014